Exhibit 12.1

KERZNER INTERNATIONAL LIMITED

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands of US Dollars)

	For the years ended December 31,
	1999	2000 (2)	2001	2002	2003	Six Months Ended June 30, 2004

Income (loss) from continuing operations before provision for income taxes and minority interest	75,591	(109,134)	38,359	47,760	71,769	67,639
Fixed charges	57,457	58,713	63,881	41,728	32,059	20,921
Amortization of capitalized interest	1,417	1,579	1,948	1,985	1,993	1,012
Distributed income of equity investees	39,540	18,590	20,036	30,258	21,864	17,523
Less: Equity earnings in equity investees	(36,246)	(23,733)	(26,473)	(24,832)	(33,640)	(24,933)
Less: Capitalized interest	(4,865)	(11,072)	(1,099)	(237)	(433)	(2,574)
Less: Minority interest that have not incurred fixed charges	—	—	—	—	(1,340)	3,802
Earnings available for fixed charges	132,894	(65,057)	96,652	96,662	92,272	83,390

Interest expense and amortization of debt issuance costs, discounts and premiums	50,699	45,678	60,375	39,104	29,264	17,093
Capitalized interest	4,865	11,072	1,099	237	433	2,574
Interest component of rentals (3)	1,893	1,963	2,407	2,387	2,362	1,254
Total fixed charges	57,457	58,713	63,881	41,728	32,059	20,921

Ratio of earnings to fixed charges	2.31	—	1.51	2.32	2.88	3.99

(1)     The consolidated financial statements for the years ended December 31, 2002, 2001, 2000 and 1999 were restated. See “Note 2 - Restatement and Reclassifications” to our consolidated financial statements included in our Annual Report on Form 20-F incorporated by reference into this prospectus.

(2)     Earnings were insufficient to cover fixed charges by $123,770 for the year ended December 31, 2000.

(3)     The Company estimates the interest component of rentals to be 0.33.